Ariel Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 30, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ARIEL INVESTMENT TRUST (the “Trust”) Securities Act Registration No: 033-07699 Investment Company Act Registration No: 811-4786
	Ariel Fund (S000005024)	Ariel Discovery Fund (S000031125)
	Ariel Appreciation Fund (S000005025)	Ariel International Fund (S000035291)
	Ariel Focus Fund (S000005026)	Ariel Global Fund (S000035292)

Dear Mr. Newman:

This correspondence is being filed in response to oral comments and suggestions made by Staff of the    U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on January 14, 2014, with respect to the Trust’s Post-Effective Amendments (“PEA”) No. 53 to its registration statement.  PEA No. 53 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on November 26, 2013, in order to update the Trust’s Registration Statement to reflect the modified investment policy and the new names of Ariel International Fund and Ariel Global Fund (formerly, Ariel International Equity Fund and Ariel Global Equity Fund).

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Mr. Derek Newman
U.S. Securities and Exchange Commission
January 30, 2014

Prospectus

1.	Staff Comment: Consider including management risk disclosure for all Funds.

Response: Each Fund’s “Principal Risk” disclosure states the Adviser makes every effort to achieve the Fund’s investment objective and that the Adviser cannot guarantee that it will attain that objective.  The Trust believes this adequately discloses the risk associated with investment decisions made by management.  The Trust, therefore, respectfully declines the Staff’s request.

2.           Staff Comment:  Consider including value stock risk for all Funds.

Response:  The Trust has added the following risk disclosure to each Fund’s “Principal Risk” disclosure:

“The intrinsic value of the stocks in which the Fund invests may never be recognized by the broader market.”

3.	Staff Comment: Given that Ariel Focus Fund may invest up to 20% of its net assets in foreign securities, consider incorporating foreign securities risk as a principal investment risk.

Response:  Ariel Focus Fund may invest up to 20% of its net assets in foreign securities, however, investment in foreign securities is not a part of the Fund’s principal investment strategies, nor does the Fund intend to make it a principal investment strategy.  The Fund typically does not invest in foreign securities, and during the past four quarters, did not hold any foreign securities.  The Trust believes, therefore, that the addition of such disclosure as a principal risk is not appropriate.

4.
Staff Comment:  At the end of each Fund’s summary section, please include the statement required by Form N-1A, General Instruction C(3)(c)(iii) indicating where information required by Form N-1A, Items 6 through 8 (i.e. purchase and sale, tax, and financial intermediary compensation information) may be found.

Response: The Trust has made the requested revision.

5.
Staff Comment: The Fees and Expense table for Ariel International Fund notes that acquired fund fees and expenses (“AFFE”) are excluded from the Fund’s fee waiver and expense reimbursement agreement (the “Agreement”), however, the Agreement does not state that AFFE is excluded.  Please amend the Agreement to state that AFFE is excluded and file the amended Agreement as an exhibit to the Trust’s next post effective amendment.

Response: The Agreement states that the Adviser agrees to waive fees and reimburse expenses of Ariel International Fund to the extent necessary to limit actual expenses incurred by the Fund to 1.25%.  Actual expenses are those expenses that the Fund incurs directly as a result of its operations as a mutual fund and, therefore, appear as expenses in the Fund’s statement of operations.  AFFE are not actual expenses of the Fund, rather, they are indirect costs that SEC disclosure rules require the Fund to reflect as a result of its investment in other investment companies.  As such, AFFE do not appear in the Fund’s statement of operations.  For this reason, the SEC permits the Fund to include a footnote to the Fees and Expenses table in the prospectus stating that the total annual fund operating expenses do not correlate to the financial highlights, which reflects operating expenses and does not include AFFE.  Because AFFE are not actual expenses, it is clear that they are excluded from those expenses that qualify for waiver or reimbursement. Trust believes, therefore, that it is not necessary at this time to amend the Agreement.  However, the Trust undertakes to review the Agreement prior to its next extension and determine at that time whether it may be appropriate to further clarify this issue in the Agreement governing this Fund and any other applicable Fund of the Trust.

Mr. Derek Newman
U.S. Securities and Exchange Commission
January 30, 2014

6.
Staff Comment: With respect to Ariel International Fund, in the Trust’s response, describe what is meant by “primarily” in the Fund’s principal investment strategy disclosure on page 14, which states that, “Ariel International Fund invests primarily in common stock issued by companies outside the U.S. in developed international markets.

Response:  “Primarily” means that at least a majority, although generally more than a majority, of the securities in which the Fund invests are in equity securities issued by companies outside the U.S. in developed international markets.  The Fund is not required to specify a percentage of investments in companies outside the U.S.

7.
Staff Comment:  Both Ariel International Fund and Ariel Global Fund state that, as part of their principal investment strategy, the Funds may invest in derivatives for any “legally permissible purpose”.  Consider revising this language to make it less broad.  In addition, confirm that the Trust has considered the Staff’s concerns regarding a fund’s use of derivative securities, as described in its letter to the Investment Company Institute (“ICI”), dated July 30, 2010 (the “Letter”).  And finally, confirm that derivatives utilized by the Funds will only be considered “outside the U.S.” to the extent that these securities have economic characteristics similar to the other securities in which the Fund invests.

Response:  The Trust has revised the disclosure for each Fund as follows:

“These techniques may be used for ~~any legally permissible~~ investment purposes by~~cluding~~ seeking to increase the Fund’s return through the use of derivatives as a substitute for securities, or to reduce the risk of loss of certain holdings.”

Additionally, the Trust confirms that it has considered the Staff’s concerns regarding the use of derivative securities as described in its Letter to the ICI when drafting disclosure regarding the Funds’ use of derivative securities and believes that the current disclosure adequately describes the Funds’ use of derivatives.

The Funds currently use only foreign exchange forward contracts.  However, the Trust confirms that any derivative securities utilized in the future will be monitored to ensure that they are compliant with the Funds’ definition of “outside the U.S.”

8.
Staff Comment:  Please add to the Prospectus the disclosure included on page 7 of the Statement of Additional Information (“SAI”) that, “Investments in ETFs that invest predominately in other countries are themselves considered investments in countries other than the U.S. for Ariel Global Fund’s 40% test”.

Mr. Derek Newman
U.S. Securities and Exchange Commission
January 30, 2014

Response: The Trust has made the requested revision along with the revisions noted in the Trust’s response to Staff Comment 19 to the SAI, below.

9.	Staff Comment: In the summary sections for Ariel International Fund and Ariel Global Fund, consider adding depositary receipt risk to the Principal Investment Risks disclosure.

Response: The risks associated with depositary receipts generally are substantially similar to those associated with foreign securities, generally.  The Trust, therefore, has revised the second bulleted principal risk disclosure for Ariel International Fund and Ariel Global Fund, as follows:

“Investments in foreign securities, including American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), may underperform and may be more volatile than comparable U.S. stocks.  Foreign economies and markets may not be as strong or well regulated, foreign political systems may not be as stable, and foreign financial reporting and disclosure standards may not be as rigorous as those in the U.S.”

10.
Staff Comment: With respect to Ariel Global Fund, confirm that the Fund’s investments did not trigger the need for a separate AFFE line item.  If AFFE will be incurred, the Staff repeats its comment 5, above, to amend the Fund’s fee waiver and expense reimbursement agreement to exclude AFFE.

Response:  The Trust confirms that, pursuant to Form N-1A, Item 3, Instruction 3(f)(i), Ariel Global Fund’s investments have not triggered the need for a separate AFFE line item.

11.
Staff Comment: With respect to Ariel Global Fund and Ariel International Fund, in the introductory paragraph to the Funds’ performance, consider disclosing the impact of the change in strategy on performance, if any.

Response:  Ariel International Fund and Ariel Global Fund each changed their Fund names to eliminate the word “equity”.  In conjunction with the name change, each Fund also eliminated an 80% minimum investment in equity securities, as was required by Rule 35d-1 of the 1940 Act.  This was purely a change in names, and the Funds did not alter and do not intend to alter their investment strategies in any material way; therefore, the performance of each Fund will not alter significantly as a result.  The Trust respectfully declines the Staff’s request.

12.
Staff Comment: On page 21, in the last sentence with respect to the Adviser’s definition of foreign companies, explain why additional factors (such as where the company derives significant portions of its revenue/profit, or the currency in which the company’s security is denominated) are not considered.

Response:  The Trust has revised the definition of “foreign” in the Prospectus and SAI, as follows:

“In determining whether a security is foreign or domestic, the Adviser will generally look to the location of the headquarters of the issuer.  However, if the issuer is believed by the Adviser to be headquartered in a jurisdiction primarily for tax purposes, the Adviser will consider additional factors.”

Mr. Derek Newman
U.S. Securities and Exchange Commission
January 30, 2014

The SAI further specifies the additional factors considered if the issuer is believed by the Adviser to be headquartered in a jurisdiction primarily for tax purposes.  Such factors are: “(i) the location of the primary exchange trading its securities, (ii) where it derives the majority of its revenues, or (iii) where it earns the majority of its profits.”

13.
Staff Comment: With respect to the “Principal Investment Risks” on page 22, include derivative risk disclosure for Ariel Global and Ariel International Fund as well as risk disclosure for recent regulatory changes.

Response:  The Trust has made the requested revisions.

Statement of Additional Information

16.
Staff Comment: With respect to the explanatory paragraph after Investment Restriction no. 4, on page 4, explain why it is appropriate to use different classification standards for the “Domestic” and the “Global” Funds for purposes of classifying portfolio holdings.

Response: The “Domestic” Funds use the Russell Global Sectors Classification Methodology (“RGSCM”) to classify their portfolio holdings.  Each “Domestic” Fund also uses a Russell index as its benchmark.  Although the RSGCM covers foreign securities, it focuses primarily on domestic U.S. securities. This classification methodology, therefore, is appropriate for the “Domestic” Funds.  The “Global” Funds use the MSCI Sector Methodology.  Each “Global” Fund also uses an MSCI index as its benchmark.  The MSCI Sector Methodology focuses more specifically on foreign securities in developed, emerging and frontier markets.  This methodology, therefore, is appropriate for the “Global” Funds.

17.
Staff Comment: Consider revising the explanatory paragraph of Investment Restriction no. 5 to state that under the 1940 Act and its interpretations, certain transactions that create leverage will not be considered to constitute the issuance of a senior security, and will therefore, not be subject to limitations otherwise applicable to borrowing by a Fund and that the Funds maintain offsetting positions, appropriate segregated or liquid earmarked assets with respect to a transaction, or otherwise covers the transaction in accordance with applicable SEC guidance (such as Release No. IC-10666, and its progeny).

Response: The Trust has made the requested revisions.

18.
Staff Comment: On page 5 of the SAI, in the first sentence after the complete list of fundamental investment restrictions, please clarify that determining compliance with a percentage restriction at the time of the transaction does not apply to borrowing or securities lending.

Response: The Trust has made the requested revision.

19.
Staff Comment:  In the “Exchange Traded Funds” disclosure under the “Investment Strategies and Risk” section on page 7, please expand the statement that “investments in ETFs that invest predominately in other countries are themselves considered investments in countries other than the U.S.” to apply to Ariel International Fund’s investments “primarily in common stock of issuers outside the U.S.”, as well.

Mr. Derek Newman
U.S. Securities and Exchange Commission
January 30, 2014

Response: The Trust has replaced the disclosure with the following:

“Any investments in ETFs that invest predominately in other countries are considered investments in countries other than the U.S.  Such ETFs are considered foreign investments for the purpose of determining Ariel Global Fund’s compliance with its 40% test.”

20.
Staff Comment:  In the “Lending Portfolio Securities” disclosure under the “Investment Strategies and Risk” section beginning on page 10, include disclosure that invested collateral may be subject to risk.

Response: The Trust has added the following disclosure to the last paragraph of the “Lending portfolio securities” section (on page 11):

“As with any extension of credit, there may be risks of delay in recovery and possibly loss of rights in the loaned securities should the borrower of the loaned securities fail financially. While the Fund holds the collateral, it will be subject to any risks associated with characteristics of that collateral.”

21.	Staff Comment: In the “Financial Services Sector” disclosure under “Investment Strategies and Risk” section, on page 13, confirm investments will be made in compliance with Rule12d3-1.

Response:  The Trust confirms that all investments will be made in compliance with Rule 12d3-1.

22.
Staff Comment:  In the “Borrowing” disclosure under the “Investment Strategies and Risk” section on page 14, explain the basis for the statement that a Fund “is not required to dispose of portfolio holdings immediately if a Fund would suffer losses as a result.”

Response: The Trust has deleted the disclosure from the SAI.

23.
Staff Comment:  With respect to the portfolio manager’s other accounts managed disclosure on page 36, indicate the number of accounts and assets with respect to which the advisory fee is based on performance.  If no fees are based on performance, state that in the SAI.

Response: The Trust has made the requested revisions.

24.
Staff Comment:  With respect to the portfolio manager’s other accounts managed disclosure on page 36, where applicable, as stated for Ariel Focus Fund, include the statement that the portfolio manager “does not manage any other investment companies or other pooled investment vehicles”.

Response: The Trust has made the requested revision.

25.
Staff Comment:  In the subsection “Aggregation and Allocation of Trades” disclosure beginning on page 45, consider enhancing the disclosure to discuss how trades are allocated in the event of a partial fill and stating whether board approved adviser’s allocation policy.

Mr. Derek Newman
U.S. Securities and Exchange Commission
January 30, 2014

Response: The Trust directs the Staff to the following disclosure included in the first paragraph of the “Aggregation and Allocation of Trades” disclosure beginning on page 45, which explains the Adviser’s policy with respect to all trade allocations, whether such trade is fully or partially filled.

“Where purchases or sales are made on a block basis, price and per share commission and transaction costs are allocated to each advisory client on a pro rata basis subject to available cash, account restrictions, directed brokerage, and other relevant investment factors.  The Adviser endeavors to allocate investment opportunities fairly over time.  The Adviser will not favor any client account, or group of client accounts over any other client account or group of client accounts.”

With respect to the Staff’s request to include a statement regarding the Board’s approval of the Adviser’s trade allocation policy, the Trust has disclosed on page 43, at the start of the general section entitled “Portfolio Transactions”, that the Adviser makes investment decisions under the supervision of the Board of Trustees. Additionally, the Trust believes that its aggregation and trade allocation polices are disclosed in a comprehensive manner that provides shareholders with appropriate information.  The Trust believes that a statement regarding the Board’s specific approval of the Adviser’s trade allocation policies would not enhance this disclosure in a meaningful way, and therefore, respectfully declines the Staff’s request to include such statement.

26.
Staff Comments: The “Aggregation and Allocation of Trades” disclosure on pages 45-46 states that, “The Adviser’s trading desk may sequence orders for directed brokerage clients (including third-party wrap program clients) behind orders for its other clients”, and that “While third-party wrap program clients are trading, the Adviser’s trading desk typically suspends trading for other clients until the third-party wrap program sponsors have completed their transactions”.  Please explain how these statements are consistent.  In addition, confirm whether “other clients” includes the Funds.  If so, include more prominent disclosure regarding any adverse impact on the Funds.

Response: To clarify any inconsistencies, the Trust has deleted from the SAI the statement that “While third-party wrap program clients are trading, the Adviser’s trading desk typically suspends trading for other clients until the third-party wrap program sponsors have completed their transactions.”

In addition, the Trust has made the following clarification with respect to the “other clients” of the Adviser:

“The Adviser’s trading desk may sequence orders for directed brokerage clients (including third-party wrap program clients) behind orders for its other clients, including the Fund”.

In those instances where the orders for the Funds are placed before directed brokerage clients’ orders, the Trust does not believe there would be any significant adverse effect to the Funds necessitating additional disclosure.

********

Mr. Derek Newman
U.S. Securities and Exchange Commission
January 30, 2014

If you have any questions regarding the enclosed, please do not hesitate to contact Alia M. Vasquez, Esq. of U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Very truly yours,

/s/ Wendy D. Fox
Wendy D. Fox
Vice President, Chief Compliance Officer
Ariel Investment Trust